U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

Commission File Number: 001-34661

LIANLUO SMART LIMITED

Room 2108, 21st Floor

China Railway Construction Building

No. 20 Shijingshan Road, Beijing, 100040

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

The Registrant held its 2017 Annual Meeting of Shareholders on June 8, 2017, at 10:00 p.m., Eastern Time at its executive offices at Room 2108, 21st Floor, China Railway Construction Building, No. 20 Shijingshan Road, Beijing, 100040, People’s Republic of China.

A total of 13,458,024 of the Registrant’s ordinary shares were present in person or by proxy, representing a quorum of 77.74%. The following tables reflect the certified tabulation of the votes with respect to each proposal submitted to a vote of the Registrant’s shareholders at the 2017 Annual Meeting of Shareholders. Abstentions and broker non-votes were counted as present for the purpose of establishing a quorum, but were not treated as votes cast on each respective proposal.

PROPOSAL 1:	Election of Directors

To elect two Class I member of the Board of Directors, to serve a term expiring at the Annual Meeting of Shareholders in 2020 or until his successor is duly elected and qualified. Mr. Bin Pan and Mr. Mingwei Zhang received a plurality of the properly cast votes and were thereby elected to the Registrant’s Board of Directors. The tabulation of the certified voting results is as follows:

	For		Withheld		Abstain/Broker Non-Vote
Nominee	Number	Percentage	Number	Percentage	Number	Percentage
Bin Pan	13,357,294	99.25	100,730	0.75	0	N/A
Mingwei Zhang	13,332,987	99.07	125,037	0.93	0	N/A

PROPOSAL 2:	Ratification of Appointment of Independent Auditor

To ratify the appointment of HHC, CPA as the Registrant’s independent registered public accountant for the fiscal year ending December 31, 2017. The proposal was approved by a majority vote of 99.49% of the votes cast. The tabulation of the certified voting results is as follows:

For		Against		Abstain/Broker Non-Vote
Number	Percentage	Number	Percentage	Number	Percentage
13,389,635	99.49	68,089	0.51	300	0.00

PROPOSAL 3:	Amendment and Restatement of the Company’s Amended and Restated Memorandum and Articles of Association about the Re-classification and Re-designation of the Company’s Common Shares

To amend and restate the Company’s amended and restated Memorandum and Articles of Association (the “New M&AAs”) about the re-classification and re-designation of the Company’s Common Shares in order that the Company’s authorized share capital be re-classified and re-designated into 50,000,000 Common Shares of par value of US$0.002731 each, of which 37,888,889 would be designated as Class A Common Shares of par value of US$0.002731 each (the “Class A Common Shares”) and 12,111,111 be designated as Class B Common Shares of par value of US$0.002731 each (the “Class B Common Shares”). The proposal was approved by a majority vote of 99.02% of all votes cast, and a majority of the deemed Class A and deemed Class B shares each approved the proposal. The tabulation of the certified voting results is as follows:

	For		Against		Abstain/Broker Non-Vote
	Number	Percentage	Number	Percentage	Number	Percentage
Deemed Class A	2,213,816	94.36	132,445	5.64	652	0.00
Deemed Class B	11,111,111	100.00	0	0.00	0	0.00
Total	13,324,927	99.02	132,445	0.98	652	0.00

PROPOSAL 4:	The Approval of the Conversion of All Class B Common Shares into the Same Number of Class A Common Shares Under Certain Circumstances

Following the approval of the New M&AAs, as proposed in Proposal Three, to convert all Class B Common Shares into the same number of Class A Common Shares as soon as the Class B shareholders in aggregate beneficially own less than 605,555 Class B Common Shares, which is equivalent to 5% of the total issued and outstanding Class B Common Shares as of the expected date of effectiveness of the New M&AA. The proposal was approved by a majority vote of 99.03% of the votes cast. The tabulation of the certified voting results is as follows:

For		Against		Abstain/Broker Non-Vote
Number	Percentage	Number	Percentage	Number	Percentage
13,326,529	99.03	130,845	0.97	650	0.00

PROPOSAL 5:	The Approval of the Form of the Company’s New M&AA

To approve the form of the Company’s New M&AA. The proposal was approved by a majority vote of 99.07% of the votes cast. The tabulation of the certified voting results is as follows:

For		Against		Abstain/Broker Non-Vote
Number	Percentage	Number	Percentage	Number	Percentage
13,332,009	99.07	125,665	0.93	350	0.00

PROPOSAL 6:	The Transaction of Any Other Business Properly Coming before the Meeting

To approve any other business properly coming before the meeting. The proposal was approved by a majority vote of 99.09% of the votes cast. The tabulation of the certified voting results is as follows:

For		Against		Abstain/Broker Non-Vote
Number	Percentage	Number	Percentage	Number	Percentage
13,336,209	99.09	119,465	0.89	2,350	0.02

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIANLUO SMART LIMITED

June 12, 2017	By:	/s/ Ping Chen
Ping Chen
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer